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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)


                              Cimetrix Incorporated
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                                (Name of Issuer)


                        Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                    17185E100
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                                 (CUSIP Number)


 Deborah R. Meshulam, solely as Receiver of and on behalf of the Securities and
                Exchange Commission v. Paul A. Bilzerian, et al.,
               Civil Action No. 89-1854 (SSH), Receivership Estate
                            1200 - 19th Street, N.W.
                              Washington, DC 20036
                                 (202) 861-6470
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No.17185E100                     13D                     Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deborah R. Meshulam, solely as Receiver of and on behalf of the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

  NUMBER OF         4,591,871

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,341,371

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,591,871
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.17185E100                     13D                     Page 3 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         4,591,871

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,341,371

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,591,871
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
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14   TYPE OF REPORTING PERSON*

     OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.17185E100                     13D                     Page 4 of 6 Pages


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Item 1.  Security and Issuer.

Common Stock, $0.0001 par value ("Common Stock")
Cimetrix Incorporated (the "Company")
6979 South High Tech Drive, Salt Lake City, Utah 84047-3757

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Item 2.  Identity and Background.

(a) Deborah R. Meshulam, solely as Receiver of and on behalf of the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

(b)     1200 19th Street, N.W.
        Washington, DC  20036

(c)     Attorney, DLA Piper Rudnick Gray Cary US LLP
        1200 19th Street, N.W.
        Washington, DC  20036

(d) Ms. Meshulam has not been the subject of any of the types of legal proceedings specified in Item 2(d).

(e) Ms. Meshulam has not been the subject of any of the types of legal proceedings specified in Item 2(e).

(f)     United States

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Item 3.  Source and Amount of Funds or Other Consideration.

See response to Item 4.

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Item 4.  Purpose of Transaction.

The Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH) Receivership Estate (the "Receivership Estate") was created pursuant to Section II of the Order Appointing Receiver entered on December 22, 2000 and amended on March 1, 2001 by Judge Stanley S. Harris of the United States District Court for the District of Columbia (the "Court") in connection with the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854. The Court appointed Deborah R. Meshulam to serve as the receiver (the "Receiver") of the Receivership Estate.

Under an Order dated as of June 1, 2001 (the "Order") entered by Judge Royce C. Lamberth of the Court, the Paul A. Bilzerian and Terri L. Steffen 1994 Revocable Trust (the "1994 Trust"), the Paul A. Bilzerian and Terri L. Steffen 1995 Revocable Trust (the "1995 Trust"), Overseas Holding Company ("OHC"), Overseas Holding Limited Partnership ("OHLP"), Bicoastal Holding Company ("Bicoastal"), Loving Spirit Foundation ("Loving Spirit"), Ernest B. Haire, III ("Haire") and Puma Foundation ("Puma") were directed to deliver all securities issued by the Company to them and then held by them or by third parties for their benefit (the "Securities") to the Court's registry by June 8, 2001, and authorized the Receiver to act as proxy with respect to the Securities pending further order of the Court. A Schedule 13D was filed with the Commission on June 12, 2001 in order to document the Order and to describe the Securities identified to the Receiver in the Order as of that date, which consisted of an aggregate of 6,207,649 shares of Common Stock of the Company and warrants to purchase Common Stock of the Company. The Order with respect to the Securities remains in effect, except as described below.

An Amendment No. 1 to the Schedule 13D was filed with the Commission on January 16, 2002 in order to describe Final Judgment By Consent entered against Terri L. Steffen ("Steffen"), OHCP, OHC, Bicoastal, the 1994 Trust, Loving Spirit and Puma, by Judge Royce C. Lamberth of the Court on January 16, 2002 (the "Final Judgment"). Under the Final Judgment, the Court (a) ordered Steffen, OHCP and Bicoastal to disgorge and transfer to the Receiver for the benefit of the

CUSIP No.17185E100                     13D                     Page 5 of 6 Pages

Receivership Estate all right, title and interest in 3,180,000 shares of Common Stock of the Company and 135 warrants to acquire an aggregate of 33,750 shares of Common Stock of the Company (the "Steffen Securities"), (b) ordered the 1994 Trust to disgorge and transfer to the Receiver for the benefit of the Receivership Estate 666,500 shares of the Common Stock of the Company (the "Trust Securities" and, together with the Steffen Securities, the "Transferred Securities"), (c) authorized the Receiver to act as irrevocable proxy with respect to 1,648,500 shares of Common Stock of the Company released by the Registry of the Court to the 1994 Trust, pending the sale of such stock in an arms-length transaction, as provided in the Consent annexed to the Final Judgment as an exhibit thereto, and (d) authorized the Receiver to hold 602,000 shares of Common Stock of the Company and 372 warrants to acquire an aggregate of 93,000 shares of Common Stock of the Company as collateral for a loan extended to Haire by OHP, evidenced by a promissory note, the proceeds of which have been assigned to the Receivership Estate. The 135 warrants to acquire an aggregate of 33,750 shares of Common Stock of the Company and the 372 warrants to acquire an aggregate of 93,000 shares of Common Stock of the Company expired on October 1, 2002. The Receiver has the sole power to vote and dispose of the Transferred Securities.

This Amendment No. 2 to the Schedule 13D pertains to certain sales of the Transferred Securities by the Receiver since January 16, 2002. Pursuant to and consistent with the Receiver's court-ordered obligations, the Receiver has made periodic dispositions of a portion of the Transferred Securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, which have been reported on Form 4 filings with the Commission. On May 6, 2005 the Receiver sold 22,500 shares of Common Stock on the open market for $0.5 per share. On May 11, 2005 the Receiver sold 40,000 shares of Common Stock on the open market for $0.5 per share. As of June 2, 2005 the Receivership Estate held 2,220,871 shares of Common Stock of the Company that have been designated as Transferred Securities.

The Receivership Estate also holds 241 warrants to purchase 120,500 additional shares of Common Stock, which the Receivership Estate received in connection with its exchange of 1997 10% Senior Notes of the Company Due September 30, 2002 for 12% Senior Notes of the Company due September 30, 2005, which was completed on March 1, 2004. These warrants will expire on September 1, 2005.

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Item 5.  Interest in Securities of the Issuer.

(a)     See Item 4.

(b)     See Item 4.

(c)     See Item 4.

(d)     See Item 4.

(e)     See Item 4.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

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Item 7.  Material to be Filed as Exhibits.


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

CUSIP No.17185E100                     13D                     Page 6 of 6 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 3, 2005
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Deborah R. Meshulam
                                        ----------------------------------------
                                                       (Signature)


                                        Deborah R. Meshulam, solely as Receiver
                                        of and on behalf of the Securities and
                                        Exchange Commission v. Paul A.
                                        Bilzerian, et al., Civil Action
                                        No. 89-1854 (SSH), Receivership Estate
                                        ----------------------------------------
                                                       (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).